Exhibit 97

GRAHAM HOLDINGS COMPANY
CLAWBACK POLICY
A. OVERVIEW
The Board of Directors (the “Board”) of Graham Holdings Company (the “Company”) has adopted this Policy (the “Policy”) to provide for the recovery of certain incentive-based compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to be consistent with the applicable rules of The New York Stock Exchange Listed Company Manual (the “NYSE Rules”), Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (“Rule 10D-1”). All capitalized terms used and not otherwise defined herein shall have the meanings set forth below.
B. ADMINISTRATION AND INTERPRETATION
This Policy shall be administered by the Compensation Committee (the “Committee” or “Administrator”).
The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).
C. COVERED COMPENSATION
This Policy applies to all Clawback Eligible Incentive Compensation.
D. REQUIRED RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION IN THE EVENT OF AN ACCOUNTING RESTATEMENT
In the event that the Company is required to prepare an Accounting Restatement, the Committee (if composed entirely of independent directors, or otherwise, a majority of independent directors serving on the Board) shall determine the amount of any Erroneously Awarded Compensation with respect to each Covered Executive with respect to such Accounting Restatement. The Committee shall promptly provide each Covered Executive with a written notice containing the amount of such individual’s Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable. In computing Erroneously Awarded Compensation, the following shall apply:
a) For Incentive-Based Compensation based on (or derived from) the Company’s stock price or total shareholder return, where the amount of Erroneously

Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:
• The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and
• The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the NYSE.
b) With respect to any compensation plans that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on such amount.
E. METHOD OF RECOVERY
The Administrator shall determine, in its sole discretion, the timing and method for promptly recovering Erroneously Awarded Compensation hereunder, which may include, without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject, to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder to the extent such compliance would not result in the Company violating any requirements under Rule 10D-1 or the listing requirements of NYSE, and (e) any other method authorized by applicable law or contract. Notwithstanding the foregoing, except as set forth below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Covered Executive’s obligations hereunder.
For the avoidance of doubt, any Erroneously Awarded Compensation received by a Covered Executive that has subsequently been forfeited prior to payment thereof (including as a result of termination of employment or breach of contract) shall be deemed to have been repaid in accordance with this Policy. To the extent that the Covered Executive has already reimbursed the Company for any Erroneously Awarded Compensation under any other recovery obligations established by the Company or applicable law, such reimbursed amount shall be credited against the amount of Erroneously Awarded Compensation owed by such Covered Executive.
To the extent that a Covered Executive fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Covered Executive. The applicable Covered Executive may be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by this section if the Administrator determines that recovery would be impracticable and either of the following two conditions are met:
(i) The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, documented such attempt(s) and provided such documentation to the NYSE; or
(ii) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.
Any action by the Company to recover Erroneously Awarded Compensation under this Policy from a Covered Executive shall not, whether alone or in combination with any other action, event or condition, be deemed to constitute (i) “good reason” or a term of similar import or to serve as a basis for a claim of constructive termination under any benefit or compensation arrangement applicable to such Covered Executive, or (ii) a breach of a contract or other arrangement to which such Covered Executive is party.
F. NO INDEMNIFICATION OF COVERED EXECUTIVES
The Company shall not be permitted to insure or indemnify any Covered Executive against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy or otherwise, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid or awarded to a Covered Executive from the application of this Policy, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).
G. ADMINISTRATOR INDEMNIFICATION
Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company t the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.
H. AMENDMENT
The Committee may amend this Policy from time to time in its discretion and as it deems necessary.
I. OTHER RECOVERY RIGHTS
This Policy and determinations and decisions made by the Administrator pursuant to this Policy shall be binding and enforceable against all Covered Executives and, to the extent required by applicable law or guidance from the SEC or NYSE, their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with a Covered Executive shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Covered Executive to abide by the terms of this Policy.
Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.
J. EFFECTIVE DATE; RETROACTIVE APPLICATION
This Policy shall be effective as of the Effective Date. For the avoidance of doubt, terms of this Policy shall apply to any Incentive-Based Compensation that is Received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid prior to the Effective Date. The Administrator may affect recovery under this Policy from any amount of compensation approved, awarded, granted or paid to the Covered Executive prior to, on or after the Effective Date.
K. DEFINITIONS
For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.
1. “Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “littler” restatement).
2. “Clawback Eligible Incentive Compensation” means all Incentive-Based Compensation Received by a Covered Executive (i) on or after the Effective Date, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to such Incentive-Based Compensation (whether or not such Covered Executive is serving as such at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period (as defined below).

3. “Clawback Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed year). For purposes of this definition, the “date on which the Company is required to prepare an Accounting Restatement” is the Restatement Date.

4. “Covered Executive” means each individual who is currently serving, or previously served as, an Executive Officer.
5. “Effective Date” means October 2, 2023.
6. “Erroneously Awarded Compensation” means, with respect to each Covered Executive in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the applicable restated Financial Reporting Measures following the completion of the Accounting Restatement, computed without regard to any taxes paid.
7. “Executive Officer” means an “executive officer” of the Company, as defined in Rule 10D-1.
8. “Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. Financial Reporting Measures also include, but are not limited to, the following: revenues; net income; operating income; profitability of one or more reportable segments; financial ratios; earnings before interest, taxes, depreciation, amortization and pension service cost (“EBITDAP”); free cash flow (EBITDAP less capital expenditures); funds from operations and adjusted funds from operations; liquidity measures (e.g. working capital operating cash flow); return measures; and earnings measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.
9. “Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
10. “NYSE” means the New York Stock Exchange.
11. “Received” Incentive-Based Compensation is deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
12. “Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.